McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

December 21, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Mr. Craig Slivka

Re: SEC Comment Letter dated November 30, 2007
      Registrant: ADTRAN, Inc.
      Definitive Schedule 14A
      Filed March 30, 2007
      File No. 0-24612

Dear Mr. Slivka:

This is to confirm my telephone call to you of December 20, 2007 concerning the above-referenced Comment Letter. We expect to be able to file ADTRAN's response not later than the close of business on January 4, 2008.

If you have any questions, please contact me.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

cc:  Thomas R. Stanton
      James E. Matthews
      Stacy S. Ingram